UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 1610

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

On September 24, 2024, XChange TEC.INC (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with VG Master Fund SPC (“VG”). Upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, the Company will have the right, in its sole discretion, from time to time during the term of the Purchase Agreement, to require VG to purchase up to an aggregate of $25,000,000 of the Company’s Class A Ordinary Shares, par value $0.0000001 per share (the “Class A Ordinary Shares”), represented by American Depositary Shares (“ADSs”), each ADS representing 600,000 Class A Ordinary Shares, subject to certain limitations set forth in the Purchase Agreement. Sales of the ADSs by the Company to VG under the Purchase Agreement, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to VG under the Purchase Agreement.

The offering and sale of the ADSs by the Company to VG pursuant to the Purchase Agreement has been registered pursuant to a prospectus supplement, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 24, 2024, to a shelf registration statement on Form F-3 (File No. 333-258187), which was filed with the SEC on September 29, 2022 and declared effective on October 26, 2022.

The Company does not have the right to commence any sales of the ADSs to VG under the Purchase Agreement until the Effective Date, which is the date on which all of the conditions to VG’s purchase obligation set forth in the Purchase Agreement have initially been satisfied, none of which are in VG’s control, including that the prospectus supplement shall have been filed with the SEC. From and after the Effective Date, the Company has the right, but not the obligation, from time to time at its sole discretion until the earlier of (i) the date on which VG has cumulatively purchased a number of ADSs equal to $25,000,000 or (ii) July 1, 2025, unless the Purchase Agreement is earlier terminated, to direct VG to purchase up to a specified maximum amount of ADSs in one or more transactions as set forth in the Purchase Agreement, by timely delivering a written Purchase Notice for each purchase to VG in accordance with the Purchase Agreement, so long as the purchase amount is not less than $30,000 or the closing sale price of the ADSs on the trading day immediately prior to such Purchase Date is not less than the floor price of $0.10, unless waived by VG.

From and after the Effective Date, the Company will control the timing and amount of any sales of ADSs to VG. Actual sales of ADSs to VG under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the ADSs, and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The Company may not issue or sell any Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, to VG under the Purchase Agreement which, when aggregated with all other Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, then beneficially owned by VG and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in VG beneficially owning ADSs in excess of 9.99% of the outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs.

The net proceeds to the Company from sales that the Company elects to make to VG under the Purchase Agreement, if any, will depend on the frequency and prices at which the Company sells ADSs to VG. We expect that any proceeds received by the Company from such sales to VG will be used for working capital and general corporate purposes.

Neither the Company nor VG may assign or transfer its respective rights and obligations under the Purchase Agreement without the prior written consent of the other party, and no provision of the Purchase Agreement may be modified or waived by the Company or VG.

The Purchase Agreement contains customary representations, warranties, conditions, and indemnification obligations of the parties.

The representations, warranties, and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties, and covenants: (i) are intended as a way of allocating the risk between the parties to such agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is filed with this Current Report on Form 6-K only to provide investors with information regarding the terms of the transactions described herein, and not to provide investors with any other factual information regarding the Company. Information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document which is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Document
5.1	Opinion of Conyers Dill & Pearman
5.2	Opinion of Beijing Kingdom Lawfirm regarding PRC legal matters
10.1	Securities Purchase Agreement dated September 24, 2024 by and between the Company and VG Master Fund SPC
23.1	Consent of OneStop Assurance PAC Singapore, independent registered public accounting firm
23.2	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm
23.3	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.4	Consent of Beijing Kingdom Lawfirm (included in Exhibit 5.2)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: September 24, 2024

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